                                                                       EXHIBIT 1

                                LEONARD M. ROSS

                                  July 2, 1998


Mr. James J. Weis
Mr. Harry I. Freund
Mr. Jay S. Goldsmith
Publicker Industries Inc.
One Post Road
Fiarfield, Connecticut 06430

Dear Gentlemen:

I have been a shareholder of Publicker since 1989 and now beneficially own more than 5% of the common stock. For the last few years I have watched the price of the Publicker stock languish while the rest of the market has enjoyed tremendous gains. During this time Publicker has disposed of many of its operations, allegedly to consolidate operations and improve liquidity as well as to generate funds to be used in connection with Publicker's acquisition strategy. Thus far, Publicker has failed to make any acquisitions or articulate to the shareholders its acquisition strategy.

I believe Publicker has approximately $79 million of tax loss carryforwards available to it. These tax loss carry forwards should have provided significant benefits to shareholders if management had been at all effective in making appropriate acquisitions. Management has, however, done nothing to take advantage of these tax loss carryforwards. Instead, management has spent over $3.9 million in the last 18 months to repurchase its stock to further entrench itself without providing any benefit to shareholders.

Although the shareholders have suffered, management and certain directors have prospered. According to the recent Proxy Statement, Harry Freund and Jay Goldsmith receive an aggregate of $650,000 per year for providing advice and counsel to Publicker on acquisitions and other matters. In addition, Messrs. Freund and Goldsmith receive options to purchase an aggregate of 250,000 shares each year. The services provided by Messrs. Freund and Goldsmith are on a part time basis and neither is required to devote any minimum amount of time to Publicker matters. The Proxy Statement does not disclose the extent of the services provided by Messrs. Freund or Goldsmith to justify this very generous compensation, nor do Publicker's reports suggest that their services have been effective to benefit shareholders. Indeed, Messrs. Freund and Goldsmith have been generously compensated while shareholders have suffered. In addition to not receiving any dividends for at least the last five years, shareholders have lost almost half of the value of their investment over the last few years, not to mention the cost of capital on the shareholders' investment. The shareholders deserve an explanation of the services provided by Messrs. Freund and Goldsmith and why they are entitled to such substantial

Mr. James J. Weis
Mr. Harry I. Freund
Mr. Jay S. Goldsmith
July 2, 1998
Page 2




payments and options.

It is time that management began looking out for the interests of the shareholders. Publicker's $13 million of cash place it in a strong position to make significant acquisitions which could take advantage of the tax loss carryforwards, thereby benefitting all shareholders.

More generally, it is incumbent upon you to set forth with particularity just what it is you intend to do after all these years to increase shareholder value as distinct from your personal net worth. If you are not willing to do this, I believe it would be in the best interests of the shareholders for you to step aside and turn the management over to persons who will act to increase shareholder value.


                                Very truly yours,

                                /s/ LEONARD M. ROSS

                                Leonard M. Ross